--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------
                                  SCHEDULE  TO
                                            --
                             TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              AUTOLEND GROUP,  INC.
                       (Name of Issuer; "Subject Company")

                           PRINOVA CAPITAL GROUP, LLC
                 (Name of Person(s) Filing Statement; "Offeror")

            FIVE-YEAR UNSECURED NON-INTEREST-BEARING DEBT OBLIGATIONS
                    (aggregate principal face value $196,500)
       under the terms of AutoLend's Third Amended Plan of Reorganization made effective March 5, 1999.
                         (Title of Class of Securities)

                                     (none)
                      (CUSIP Number of Class of Securities)

                              Robert G. Cates, Esq.
                           Cates & Quintana, Attorneys
                        600 Central Avenue SW, Suite 300
                             Albuquerque, NM  87102
                            Tel. No.:  (505) 767-9993
                            Fax No.:   (505) 837-9427
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                  --------------------------------------------
                            CALCULATION OF FILING FEE
 ------------------------------------------------------------------------------
    TRANSACTION VALUATION US$9,825 (a)       AMOUNT OF FILING FEE: $1.97 (b)

(a)     Calculated  as  the  aggregate  maximum  purchase  price  to be paid for
             $196,000  aggregate  principal  face  value,  per  the  offer.
(b)     Calculated  as  1/50  of  1%  of  the  Transaction  Valuation.

[ ] Check  box  if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:
             Amount  Previously  Paid:----------------------     Not Applicable
             Form  or  Registration  No.:  -----------------     Not Applicable
             Filing  Party:  -------------------------------     Not Applicable
             Date  Filed:  ---------------------------------     Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
        [X]  third-party  tender  offer  subject  to  Rule  14d-1
        [ ]  issuer  tender  offer  subject  to  Rule  13e-4
        [ ]  going-private  transaction  subject  to  Rule  13e-3
        [ ]  amendment  to  Schedule  13D  under  Rule  13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

SEC  SCHEDULE  T.O                       PRINOVA  TENDER OFFER FOR AUTOLEND DEBT
--------------------------------------------------------------------------------

ITEM  1.  SUMMARY  TERM  SHEET.
          --------------------

     Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM  2.  SUBJECT  COMPANY  INFORMATION.
          -----------------------------

     The name of the issuer is AutoLend Group, Inc., a Delaware corporation, headquartered in Albuquerque, New Mexico ("AutoLend" or the "Company"). The Company's name was changed to "CapX Corporation" effective February 1992, and then to "AutoLend Group, Inc." effective January 1995. The principal executive offices of the Company are located at 600 Central Avenue SW, 3rd Floor, Albuquerque, NM 87102. The Company's telephone number is (505) 768-1000, and the fax number is (505) 768-1111.
     The title of the securities being sought is the five-year unsecured non-interest-bearing debt obligations of the Company originated in, and pursuant to, the Company's Third Amended Plan of Reorganization, as made effective by court order March 5, 1999 (the "Debt"). As of November 15, 2001, there was $196,000 face value outstanding, excluding the portion already held by the filing party, and excluding any imputed accounting discount thereon. The Debt is not, and should not be confused with, the Company's 9.5% convertible subordinated debentures, which were originated in 1990 and had been due in September 1997.

     The Securities that are the subject of this Tender Offer (i.e. the five-year unsecured non-interest-bearing Debt obligations) have no known market and there are no known historical prices other than the Prinova purchase described herein. The Company's Common Shares, which are not the subject of this Tender Offer, trade on an infrequent basis on the Over-The-Counter "Pink Sheets" and utilize the ticker symbol "ALEN."

(d)   (e)  (f)  Not  Applicable.

ITEM  3.   IDENTITY  AND  BACKGROUND  OF  FILING  PERSON
       -------------------------------------------------

(a)  and  (b)    The  name of the filing person is Prinova Capital Group, LLC (a
New Mexico limited liability company referred to herein as the "Offeror" or "Prinova"). Prinova Capital Group, LLC is an investment and asset management company. The principal executive offices of the Offeror are located at 600 Central Avenue, SW, Albuquerque, NM 87102. The telephone number is (505)
881-0808 and the fax number is (505) 837-9427. Prinova Capital Group, LLC became a majority shareholder in the Company effective October 12, 2000. Mr. Vincent J. Garcia is the Managing Member of Prinova. Mr. Garcia became an outside Director of the Company on October 13, 2000. Mr. Garcia's business address and telephone number is the same as Prinova's.

(c)  Vincent  J.  Garcia:
     (1) and (2) During the past 3 years, Mr. Garcia has served as Managing Member of Prinova Capital Group, LLC.
     (3)  Mr.  Garcia  has  not  been  the  subject of any criminal proceedings.
     (4) During the past five years, Mr. Garcia was not a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Mr. Garcia is presently a director of AutoLend Group, Inc., whose Board of Directors unanimously authorized Mr. John D. Emery, Acting President of AutoLend Group, Inc., to execute an Offer of Settlement with the United States Securities and Exchange Commission on January 8, 2001 and subsequent imposition of a Cease and Desist Order. See June 30, 2001 10Q
                ---------------------
     (5)  Mr. Garcia is a citizen of the United States.

SEC  SCHEDULE  T.O                       PRINOVA  TENDER OFFER FOR AUTOLEND DEBT
--------------------------------------------------------------------------------


ITEM  4.  TERMS  OF  THE  TRANSACTION.
          ---------------------------

     (a) (1) The Offeror is seeking tenders for up to all of the presently outstanding and remaining five-year non-interest-bearing Debt not already held by the Offeror, which outstanding amount could total up to a principal face value (exclusive of any imputed accounting discount) of $196,000 US, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). A copy of each of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibit
(a)(1)(i) and Exhibit (a)(1)(iii), respectively, each of which is incorporated herein by reference.
     (b)  Not  applicable.

ITEM  5.  PAST  CONTRACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  AGREEMENTS.
          ---------------------------------------------------------------

     Reference is hereby made to Section 9 "Interest of Offeror and Related Parties; Transactions and Arrangements Concerning the Debt and Common Stock" of the Offer to Purchase.
     (a)  and  (b)   On  October  12, 2000, Prinova acquired a majority-interest bock of the Company's Common Stock together with the largest block of the Company's Debt for $75,000. On October 13, 2000 Prinova installed a new Board of Directors at the Company, including Mr. Vincent J. Garcia as a Director. Vincent J. Garcia is the Managing Member of Prinova Capital Group, LLC, the Offeror.
     Except as set forth in the Offer to Purchase, the Offeror knows of no contract, transaction, negotiation or agreement relating to the Offer between the Offeror, its predecessor, any of the Offeror's executive officers or principals, any person controlling the Offeror, or any officer or director of any corporation ultimately in control of the Offeror, and any person witih respect to any securities of the Company.

ITEM  6.  PURPOSES  OF  THE  TRANSACTION  AND  PLANS  OR  PROPOSALS.
          ----------------------------------------------------------

     Reference  is  hereby made to the Offer to Purchase, and more specifically,
Section 6 "Purpose of the Offer,"; Section 7 "Plans or Proposals of the Offeror,"; Section 10 "Certain Effects of the Offer" and Section 11 "Source and Amount of Funds" therein. The Affiliates of the Offeror regularly purchase and sell asset and debt instruments in the ordinary course of business.

     (a) and (b) On October 12, 2000, Prinova acquired a majority-interest block of the Company's Common Stock together with the largest bock of the Company's Debt for $75,000. The Offeror replaced the Company's Board of Directors, who, in turn, appointed a new acting principal executive officer, and terminated certain of the Company's prior legal counsel and executive vice president. The Offeror's present intentions include the possibility of further substantive changes in the Company.
     Such possible changes include: 1) sale of assets between the Company and Prinova or its affiliates; 2) liquidating and closing the Company; 3)
cleaning-up and selling the Company as a "shell'. A significant factor influencing the choice of which course to pursue is resolution of the Company's five-year Debt obligations (which is the subject of this Tender Offer). The Offeror's preferred course of action is the sale of assets to the Company, which depends in large measure on favorable consolidation of the debt.
     If Prinova or its affiliates sells assets to the Company, then Prinova would likely make material changes consistent with its business purpose, including adding new Directors to the Board, appointing additional corporate officers, executives, management and staff; raising additional equity capital, and any other actions that may be appropriate under such circumstances.
     (c ) While no specific plan has yet been decided upon - and the following list of possibilities is not intended to be or is represented as exhaustive and complete - Offeror could implement or develop other plans or proposals including:
          (1) the acquisition or disposition of additional securities of the Company;

          (2) an extraordinary corporate transaction involving the Company; such as a merger, reorganization or liquidation;
          (3) a sale or transfer of a material amount of assets of the Company;
          (4) additional changes in the present Board of Directors or management of the Company; including the possibility of changing the number and\or the term of Directors;
          (5) a material change in the present indebtedness or capitalization of the Company;
          (6)   other  material  changes in the Company's structure or business;
          (7) changes in the Company's By-Laws or instruments corresponding thereto, and\or separate unrelated actions that could result in impeding the acquisition of control of the Company by another person;
          (8) a class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
          (9) a class of equity security of the Company becoming eligible for termination of registration under the Securities Exchange Act of 1934;
          (10) the suspension of the Company's obligation to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934; or
          (11)   the  creation  of  additional  classes  of  securities.

     (d) The filing person (Prinova) is not the subject company (AutoLend), even though Prinova has recently acquired a controlling interest in AutoLend and, simultaneously, acquired the majority of the outstanding five-year debt (which debt is the subject of this Tender Offer).

ITEM  7.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.
          --------------------------------------------------------

(a) The total cost to the Offeror of purchasing US$196,500 of the Company's Debt pursuant to the Offer will be approximately US$9,825 (based on a price of 5% of the face value), which funds will come only form Prinova's cash on hand, or a Prinova designee other than the Company.
(b)    Not  applicable.
(c) The expenses incurred by the Offeror will be usual and ordinary professional and administrative expenses required to present the Offer to the Debt Holders. The Company has not paid and will not be responsible for any payment of any expense incurred in the Offer.
(d)    Not  applicable.

ITEM  8.  INTEREST  IN  SECURITIES  OF  THE  SUBJECT  COMPANY
          ---------------------------------------------------

     As of November 15, 2001, Offeror beneficially holds 634,026 shares of common stock, representing approximately 58% of the total outstanding, and also holds $412,500 of the Debt (out of a total of $609,000 outstanding). Mr. Vincent J. Garcia is the Managing Member and (together with his wife) is majority interest-holder of the Offeror. He effectively controls the 58% interest in the Company and the $412,500 block of Debt.
Mr. Garcia's holdings in the Offeror are as a joint tenant with rights of survivorship with his wife, Maria Patricia Garcia. Mr. Garcia is also a Director of the Company, and Mrs. Garcia is a part-time, temporary employee of the Company. No other executives, directors, officers, employees or consultants of the Offeror or its affiliates, nor any immediate family relatives of Mr. or Mrs. Garcia, hold any additional stock or Debt in the Company. Similarly, no executives, directors, officers, employees, or consultants of the Company or its affiliates hold any additional stock or Debt in the Company.

     Except as set forth in the accompanying Offer to Purchase, neither the Offeror nor, to the best of the Offeror's knowledge, any of its Directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating to the Offer with respect to any securities of the Company; nor has any Director or officer of the Company, in those capacities, effected any transaction in the Company's shares or the Debt during the sixty business day period prior to the date hereof.

SEC  SCHEDULE  T.O                       PRINOVA  TENDER OFFER FOR AUTOLEND DEBT
--------------------------------------------------------------------------------

ITEM  9.  PERSONS/ASSETS  RETAINED,  EMPLOYED,  COMPENSATED  OR  USED.
          -----------------------------------------------------------

     No persons have been employed, retained or are to be compensated by or on behalf of the Offeror or the Company to make solicitations or recommendations in connection with the Offer.

ITEM  10.  FINANCIAL  INFORMATION.
           ----------------------

     (a) and (b) Reference is hereby made to the Financial Statements of AutoLend Group, Inc., included as part of the Offer to Purchase as Exhibit
(a)(1)(i).

ITEM  11.  ADDITIONAL  INFORMATION.
           -----------------------

     (a) As of November 15, 2001, Offeror beneficially holds 634,026 shares of common stock, representing approximately 58% of the total outstanding, and also holds $412,500 of the Debt (out of a total of $609,000 outstanding). Mr. Vincent J. Garcia is the Managing Member and (together with his wife) is majority interest holder of the Offeror. He effectively controls the 58% interest in the Company and the $412,500 block of Debt.
Mr. Garcia's holdings in the Offeror are as a joint tenant with rights of survivorship with his wife, Maria Patricia Garcia. Mr. Garcia is also a Director of the Company, and Mrs. Garcia is a part-time, temporary employee of the Company. No other executives, directors, officers, employees or consultants of the Offeror or its affiliates, nor any immediate family relatives of Mr. or Mrs. Garcia, hold any additional stock or Debt in the Company. Similarly, no executives, directors, officers, employees, or consultants of the Company or its affiliates hold any additional stock or Debt in the Company.

     No material agreements, arrangement, understanding, or relationship between the Offeror and any of its executive officers, directors, controlling persons, or subsidiaries exists or has been made that affects or touches on this Tender Offer.

     Offeror knows of no pending legal or regulatory proceeding relating to this Tender Offer. The Board of Directors of AutoLend Group, Inc., of which Mr. Vincent J. Garcia is a member, unanimously authorized Mr. John D. Emery, Acting President of AutoLend Group, Inc. to execute an Offer of Settlement with the United States Securities and Exchange Commission on January 8, 2001, which led to the imposition of a Cease and Desist Order. See AutoLend Group, Inc. June 30, 2001 10Q

     (b) The Offer to Purchase is referenced and incorporated by this statement, including all exhibits thereto.

ITEM  12.       EXHIBITS.
                --------

(a)(1)(i)       Offer  to  Purchase  (including  Financial  Statements).
(a)(1)(ii)      Form  of  Letters  to  Debt  holders who have requested Offer to
                Purchase.
(a)(1)(iii) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer ID Number).
(a)(2)          Not  applicable.
(a)(3)          Not  applicable.
(a)(4)          Not  applicable.
(a)(5)(i)       Affirmation  of  Debt,  executed by the Company October 2, 2000.
(a)(5)(ii) Excerpts from the Company's Third Amended Plan of Reorganization and Disclosure Statement filed July 28, 1998 and August 18 1998 and made effective by court order March 5, 1999.
(a)(5)(iii) Lease revision proposal and counter-proposal, dated November 13, 2000 and January 19, 2001.
(b)             Not  applicable.
(c)             Not  applicable.
(d)(1)          Schedule  13D  -  filed  by  Prinova  LLC  on  October 31, 2000.
(d)(2)          Form  8-K  --  filed  by  the  Company  October  19,  2000.
(e),(f),(g),(h)   Not  applicable.

SEC  SCHEDULE  T.O                       PRINOVA  TENDER OFFER FOR AUTOLEND DEBT
--------------------------------------------------------------------------------

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRINOVA  CAPITAL  GROUP,  LLC


                                          /s/  Vincent  J.  Garcia
                                          --------------------------------------
                                          Vincent  J.  Garcia,
                                          Managing  Member

November 15, 2001

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

                               SUMMARY TERM SHEET
                               ------------------

                           OFFER TO PURCHASE FOR CASH:
            FIVE-YEAR UNSECURED NON-INTEREST-BEARING DEBT OBLIGATIONS
                             OF AUTOLEND GROUP, INC.
                    AS OFFERED BY PRINOVA CAPITAL GROUP, LLC.

   THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION IN THIS OFFER TO PURCHASE. TO UNDERSTAND THE OFFER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE OFFER, YOU SHOULD READ CAREFULLY THIS ENTIRE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. WE HAVE INCLUDED PAGE REFERENCES PARENTHETICALLY TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS IN THIS SUMMARY.


WHAT SECURITIES IS PRINOVA CAPTIAL GROUP, LLC OFFERING TO PURCHASE? (PAGE 3)
----------------------------------------------------------------------------

          Prinova Capital Group, LLC ("Prinova" or the Offeror") is offering to purchase all of the presently outstanding five-year unsecured non-interest-bearing debt obligation (the "Debt") that was incurred by AutoLend Group, Inc. (the "Company"), and which Debt is pursuant to the Company's Third Amended Plan of Reorganization, which was made effective
     March  5,  1999.  The  Debt  is  not,  and should not be confused with, the
                                  -------
     Company's 9.5% convertible subordinated debentures, which were originated in 1990 and had been due in September 1997.

          The Offeror currently holds a majority of the Debt, and the remaining portion outstanding totals $196,500 in principal face value (exclusive of any interest or discout). The Offer is conditioned upon the tender of all debt held by any individual Debt Holder.

HOW  MUCH  AND  IN  WHAT  FORM  WILL  THE OFFEROR PAY ME FOR MY DEBT?   (PAGE 3)
--------------------------------------------------------------------------------

          Cash. The Offeror will pay cash for your Debt tendered in proper form. The purchase price will equal five percent (5%) of the principal face value of the Debt.

WILL  I  HAVE  TO  PAY  ANY  FEES  OR  COMMISSIONS?
---------------------------------------------------

          No.

DOES  THE OFFEROR HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? (PAGE 7)
--------------------------------------------------------------------------------

          Yes. If the Offeror purchases all $196,500 face value of the Debt, its cost will be $9,8225. (Exclusive of fees and expenses incurred in connection with the offer.)

WHEN DOES  THE  OFFER  EXPIRE?  CAN  THE OFFEROREXTEND THE OFFER, AND IF SO, HOW
--------------------------------------------------------------------------------
    WILL  I  BE  NOTIFIED?  (PAGE  10)
    ----------------------------------

     - The offer expires on the 30th day of December, 2001, at 12:00 midnight, mountain daylight savings time, unless the Offeror extends the offer.

     - The Offeror may extend the offer period at any time, at its sole election.



                                     (Over)

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

     - If the offer period is extended, the Offeror will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date.

HOW  DO  I  TENDER  MY  DEBT  (PAGE  3)
---------------------------------------

          If  you  decide  to  tender  your  debt:

     - You may contact Robert G. Cates, Esq. and request that your debt be tendered to the Trust Account of Cates & Quintana, Attorneys (email quincates@aol.com).

     -    If  you  tender,  you  must:

          a) complete and sign in proper form the Letter of Transmittal accompanying this Offer to Purchase; and

          b) send the Letter of Transmittal, and any other required documents to Robert G. Cates, Esq., Cates & Quintana, Attorneys before the expiration date.

CAN  I  WITHDRAW  TENDERED  DEBT?  (PAGE  3)
--------------------------------------------

          Once tendered, you may not withdraw it unless the Offeror has not accepted your tendered Debt for payment by 12:01 a.m. on December 31, 2001. In the case of such non-acceptance, you may withdraw your offer at any time thereafter.

IN  SUCH  A  CASE,  HOW  WOULD  I  WITHDRAW  TENDERED  DEBT?  (PAGE  3)
-----------------------------------------------------------------------

     - contact Robert G. Cates, Esq. and submit written notice to the law firm of Cates & Quintana, Attorneys.

WILL  THERE  BE  ANY  TAX  CONSEQUENCES  TO  TENDERING  MY  DEBT?  (PAGE  10)
-----------------------------------------------------------------------------

          The Offeror is not able to comment on any tax consequences or to provide tax advice under the laws of any jurisdiction. Please consult your tax advisor as to any possible tax consequences for you by tendering your debt.

WHAT  IS  THE  PURPOSE  OF  THE  OFFER?  (PAGE  4)
--------------------------------------------------

          The offer seeks to consolidate Debt of the Company that is held by persons or entities other than the Offeror. If the Debt is consolidated, affiliates of the Offeror may decide to merge itself into the Company or sell assets to the Company. The Company, as presently structured and encumbered, may be deemed financially unsatisfactory for such an asset sale, and the consolidation of Debt could materially change this view. The Offeror, however, makes no assurances or representations that an asset sale will occur, or if it were to occur, that it would be worthwhile, or that certain results of the Tender Offer operate as a condition precedent for an asset sale.

WHAT  ARE  THE  MOST  SIGNIFICANT  CONDITIONS  TO  THE  OFFER?  (PAGE  4)
-------------------------------------------------------------------------

          Prinova foresees no circumstances that condition the Tender Offer, and it hopes the debt holders tender. But the Offeror has the right to terminate the Tender Offer, amend its terms, reject Debt tendered for payment, and decline to proceed with the Tender Offer, purchase or payment under any circumstances at its sole discretion.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY DEBT? (PAGE 7)
----------------------------------------------------------------------

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

          If the holders do not tender their debt, affiliates of Prinova may decide not to affect an asset sale, in which case, given the current financial situation of the Company, the probability of repayment is hard to assess. If affiliates of Prinova do affect an asset sale with the Company, no guarantee or assurance is offered that such action will be successful.


IS  THERE  A  DIFFERENCE  BETWEEN  THE  FACE VALUE OF THE DEBT AND THE AMOUNT ON
--------------------------------------------------------------------------------
THE  COMPANY'S  PUBLISHED  FINANCIAL  STATEMENTS?
-------------------------------------------------

          Yes. The aggregate amount shown on the Company's Balance Sheet is less than the aggregate face value. The difference is an imputed discount required by the Company's auditors, in order for the Company's records to conform to generally accepted accounting principals. This imputed discount has no effect on the actual amount legally owed to holders of the Debt, and has no effect on this Offer.

WHO  DO  I  CONTACT  IF  I  HAVE  QUESTIONS  ABOUT  THE  TENDER  OFFER?
-----------------------------------------------------------------------

          For additional information or assistance, you may contact Robert G. Cates, Esq. at (505) 767-9993, or by fax at (505) 837-9427, or by email
     quincates@aol.com, or by mail Cates & Quintana law offices 600 Central Avenue SW, Suite 300, Albuquerque, NM 87102.

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

                                          TABLE OF CONTENTS
                                          -----------------


                                                                                                PAGE
                                                                                                ----
Summary Term Sheet. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     ii
Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2
The Offer to Purchase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Section 1.  Price; Amount of Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Section 2.  Procedure for Tendering Debt. . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Section 3.  Withdrawal Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Section 4.  Payment for Debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Section 5.  Certain Conditions of the Offer . . . . . . . . . . . . . . . . . . . . . . . . .      4
Section 6.  Purpose of the Offer. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4
Section 7.  Plans or Proposals of the Offeror . . . . . . . . . . . . . . . . . . . . . . . .      5
Section 8.  Price Range of Debt; Interest . . . . . . . . . . . . . . . . . . . . . . . . . .      6
Section 9.  Interest of Offeror and Related Parties; Transactions and Arrangements Concerning
               the Debt and Common Stock. . . . . . . . . . . . . . . . . . . . . . . . . . .      6
Section 10.  Certain Effects of the Offer . . . . . . . . . . . . . . . . . . . . . . . . . .      7
Section 11.  Source and Amount of Funds . . . . . . . . . . . . . . . . . . . . . . . . . . .      7
Section 12.  Certain Information about the Company. . . . . . . . . . . . . . . . . . . . . .      7
Section 13.  Certain Information about the Offeror. . . . . . . . . . . . . . . . . . . . . .      9
Section 14.  Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10
Section 15.  Certain Federal Income Tax Consequences. . . . . . . . . . . . . . . . . . . . .     11
Section 16.  Extension of Tender Period; Termination; Amendments. . . . . . . . . . . . . . .     11
Section 17.  Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     11
Attachments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     11
     Latest Company Financial Statements  -- as of September 30, 2000 . . . . . . . . . . . .     12
     Audited Company Financial Statements - as of March 31, 2000. . . . . . . . . . . . . . .     30
     Form 8-K - filed by the Company October 19, 2000 . . . . . . . . . . . . . . . . . . . .     88
     Schedule 13D - filed by the Offeror October 31, 2000 . . . . . . . . . . . . . . . . . .     91
     Affirmation of Debt - executed by the Company October 2, 2000. . . . . . . . . . . . . .     99


                                     (Over)

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------


                                  RISK FACTORS
                                  ------------

A.  Debt  Holders TENDERING All  of  Their  Debt  Are  Subject to Certain Risks:
--------------------------------------------------------------------------------

    Purchase Price May Be Less Than Fair Market Value and/or Liquidation Value.
    ---------------------------------------------------------------------------
          The Debt is not traded on any known or recognized exchange or trading market. A readily indentifiable, Liquid market for the Debt does not exist and is not likely to exist in the near future. Accordingly, it is Hard to establish a fair market value for the Debt. The Offeror did purchase a block of $412,500 in face value of the Debt on October 12, 2000, along with 63,028 shares of the Company's common stock (representing approximately 58% of the Company's shares) for a combined price of US$75,000.

          If affiliates of Prinova sell assets to the Company, a possible course of action, the Company would seek to honor any outstanding debt under present or re-negotiated terms. If the Company liquidates, another possible course of action, Debt holders could receive a distribution from the liquidation, although there is no assurance that any funds would be available after satisfaction of all other obligations of the Company, including obligations on its current lease. The Offeror has not obtained an opinion from an independent third party regarding the Purchase Price, nor an appraisal of the Company's Debt in establishing the Purchase Price. The principal risk to holders of debt who tender is that the Company under certain circumstances could succeed as presently configured and pay off the debt.

B.  Debt  HoldersWHO  DO NOT TENDER All or Any Portion of Their Debt Are Subject
--------------------------------------------------------------------------------
to  Certain  Risks:
-------------------

    The  Company  May  Liquidate.
    ----------------------------
          While Debt holders could receive a distribution if the Company liquidates, they also could receive little or nothing. The Company presently (1) has a negative net equity (i.e., a deficit), (2) no significant source or revenue or income, (3) is rapidly expending its remaining small amount of case, (4) has warned in its Form 10-K and 10-Q filings that it does not believe that it will have sufficient cash to last beyond December 31, 2001, and (5) has a "going-concern" opinion issued by its auditors.

          The Company has stated in its 10-K and 10-Q filings that it believes that its landlord and obligations under its lease would have precedence over Debt holders in any liquidation distribution, such obligations currently total $323,600. The Company has not yet made any repayments on the Debt, and missed the first such anticipated payment in March 2000; the Company has made no indication in its filings, or otherwise to the knowledge of the Offeror, of when, if ever, it might make an annual repayments. The principal risk to holders of debt who do not tender, is that the Company will fail and pay out nothing.

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------


                              THE OFFER TO PURCHASE
                              ---------------------

1. PRICE; AMOUNT OF DEBT. The Offeror will, upon the terms and subject to the conditions of the Offer, accept for payment $196,500 or such lesser amount of AutoLend Group, Inc.'s (the "Company") five-year unsecured non-interest-bearing debt (the "Debt") that is properly tendered (and not withdrawn in accordance with Section 3) prior to 12:00 A.M., midnight, mountain daylight savings time, on December 30, 2001 (such time and date being hereinafter called the "Initial Expiration Date"). The Debt was originally issued under the terms of AutoLend's Third Amended Plan of Reorganization, which was made effective March 5, 1999. The total aggregate Debt outstanding is $609,000, of which the Offeror already holds $412,500; this Offer is for the balance not presently held by the Offeror. The Debt is not, and should not be confused with, the Company's 9.5% convertible
     -------
     subordinated debentures, which were originated in 1990 and had been due in September 1997.

     The Offeror reserves the right to extend the Offer to the later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." See Section 16.
                                                                 ---

     The purchase price of the Debt will be 5% of the face value of the Debt tendered by the tendering party. The Offeror will not pay interest on the purchase price.


     The Offer is being made to all holders of the Debt and is not conditioned upon any minimum amount of Debt being tendered. The Offer is conditioned, however, on the requirement that any individual Debt Holder must tender all debt held by that Debt Holder. If the amount of Debt properly tendered prior to the Expiration Date is less than or equal to $196,500 in face value, the Offeror will, upon the terms and subject to the conditions of the Offer, purchase all the Debt held by a given Debt Holder.

2.   PROCEDURE  FOR  TENDERING  DEBT.
     A. Proper tender of Debt. Delivery of originals of all debt instruments, powers of attorney and other documents evidencing title or claim to AutoLend Group, Inc.'s five-year non-interest-bearing debt certificates or instruments issued as a result of AutoLend Group Inc.'s March 5, 1999 Third Plan of Reorganization.

     B. Signature guaranties and method of delivery. Delivery of original of all debt instruments that Offeror has agreed to purchase by certified mail, or courier, return receipt requested, to the offices of Robert
          G. Cates, Esq., signed by Robert G. Cates in his capacity as agent for Prinova.

     C. DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Offeror, in its sole discretion, whose determination shall be final and binding. The Offeror reserves the right to reject tenders determined by it not to be in appropriate form or the acceptance of or payment for which may, in the opinion of the Offeror's counsel, be unlawful and shall incur no liability for so doing. The Offeror reserves the right to waive conditions of the Offer, or defects or irregularities in a tender at its sole discretion. The Offeror's interpretations of the terms and conditions of the Offer will be controlling, final and binding. Unless waived, defects or irregularities of tenders must be cured by the time and in the way specified by the Offeror, and Tendered Debt will not be accepted for payment unless the defects or irregularities have been cured within such time and specification No person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any person Incur any liability for failure to give such notice.

3. WITHDRAWAL RIGHTS. Tenders of Debt made pursuant to the Offer will be irrevocable, save in the event that tendered Debt not accepted by Offeror by 12:01 a.m. on December 31, 2001, may be withdrawn by the tendering party at that party's option.

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------


4. PAYMENT FOR DEBT. For purposes of the Offer, the Offeror will be deemed to have accepted for payment (and thereby purchased) tendered Debt when Offeror instructs Robert G. Cates, Esq. to accept the Debt for payment under the terms of the Offer. Offeror undertakes to pay promptly after the Expiration Date accepted Debt from funds held in trust by Robert G. Cates, Esq. and Cates & Quintana, Attorneys at Law.

5. CERTAIN CONDITIONS OF THE OFFER. Offeror is not required to accept for payment, or to purchase or pay for any Debt tendered. Offeror may terminate, or amend the Offer, or may postpone the acceptance for payment of, the purchase of, and payment for Debt tendered, if at any time at or before the expiration of the offer, events occur (or shall have been determined by the Offeror to have occurred) that in the judgement of Offeror make it inadvisable to proceed with the Offer or with purchase or payment of Debt. Any determination by the Offeror concerning events is final and binding on all parties.

     If the Offeror decides to amend the Offer or to postpone the acceptance for payment of or payment for Debt tendered, it will, to the extent necessary, extend the period of time during which the Offer is open, as provided in
     Section  15.

6. PURPOSE OF THE OFFER. In addition to the Debt, the Offeror holds a majority of the Company's Common stock. The Offer seeks to consolidate Debt of the Company presently held by entities other than the Offeror. If the Offer results in consolidation of the Debt, affiliates of Offeror intends to consider sales of assets between themselves and the Company. The Offeror makes no representations that such an asset sale will occur, or if it were to occur, that it would be worthwhile.

     NEITHER THE OFFEROR NOR THE COMPANY NOR THE COMPANY'S BOARD OF DIRECTORS MAKE ANY RECOMMENDATIONS TO ANY DEBT HOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM THE TENDERING ANY OR ALL OF SUCH DEBT HOLDER'S DEBT, AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. DEBT HOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS, AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER DEBT.

7. PLANS OR PROPOSALS OF THE OFFEROR. Affiliates of the Offeror purchases and sells assets and debt instruments in the ordinary course of business. On October 12, 2000, the Offeror acquired a majority- interest block of the Company's Common Stock together with the largest block of the Company's Debt. The $75,000 purchase was made in an investment.

     The Offeror's present intentions include the possibility of changes, following assessment of the internal Condition of the Company. Such possible changes include: (1) selling assets of affiliates of Prinova to the Company; (2) liquidating and closing the Company; (3) cleaning-up and selling the Company as a "shell" Significant factors influencing the choice of which course to pursue include: consolidation of the Company's five-year Debt obligations (which is the subject of this Tender Offer); and, the presence or Absence of any significant, but presently unknown issues. The Offeror's affiliates prefer the course of action of asset sale.

     Some other potential changes the Offeror may consider include disposing of certain assets, pursuing Potential legal claims, and re-negotiating the Company's office lease. If the asset sale is pursued, the Offeror would likely make additional changes. Such changes could include changes in management appointment of new Directors to the Board, raising of additional equity capital and debt and other actions appropriate to the circumstances. If the possible asset sale is effected and the Company subsequently re-

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

     structured, the value of the Company and its shares could increase, but there is no guarantee, assurance, or Representation that this will happen.

     The Offeror intends to review its equity and debt interests in the Company on a continuing basis. Depending on the Offeror's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock, availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), the Offeror reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Offeror.

     While no specific plan has yet been decided upon - the following list of possibilities is not intended to be or Represented as exhaustive and complete - Affiliates of the Offeror could implement or develop other plans or proposals including;
     (1) the acquisition or disposition of additional securities of the Company;
     (2) an extraordinary corporate transaction involving the Company, such as a merger, reorganization or liquidation;
     (3)  a  sale  or  transfer  of  a material amount of assets of the Company;
     (4) additional changes in the present Board of Directors or management of the Company, including the possibility of changing the number and/or term of Directors;
     (5) a material change in the present indebtedness or capitalization of the Company;
     (6)  other  material  changes  in  the  Company's  structure  or  business;
     (7) changes in the Company's By-Laws or instruments corresponding thereto, and/or separate unrelated actions that could result in impeding the acquisition of control of the Company by another person;
     (8) a class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
     (9) a class of equity security of the Company becoming eligible for termination or registration under the Securities Exchange Act of 1934; or
     (10) the suspension of the Company's obligation to file reports pursuant to
          Section  13  or  15(d)  of  the  Securities  Exchange  Act  of  1934.
     (11) the  creation  of  additional  classes  of  securities.

     The Company at present pays no dividends and has paid none for the past several years. Offeror foresees no material change in the present dividend rate or policy, or any changes in the Cmpany's By-Laws or instruments corresponding thereto that would, in and of themselves, impede the acquisition of control of the Company by any person.

8. PRICE RANGE OF DEBT; INTEREST. The Offeror is unaware of any previous transactions involving the sale or purchase of the Debt, other than the Offeror's own acquisition of the Debt. In the singular case of the Offeror's acquisition of its present holding of the Debt, the Debt was acquired in a bundled deal that also included the acquisition by the Offeror of a controlling block of the Company's stock. The combined price for 634,026 shares of common stock (representing approximately 58% of the total outstanding) plus $412,500 in face value of the Debt, was $75,000 in cash as paid by the Offeror on approximately October 12, 2000. There is no interest or dividends associated with the Debt.

9. INTEREST OF OFFEROR AND RELATED PARTIES; TRANSACTION AND ARRANGEMENTS CONCERNING THE DEBT AND COMMON STOCK. As of November 15, 2001, the Offeror beneficially holds 634,026 shares of common stock, representing approximately 58% of the total outstanding, and also holds $412,500 of the Debt (out of a total of $609,000 outstanding). Mr. Vincent J. Garcia is the Managing Member and (together with his wife) majority interest-holder of the Offeror. He Effectively controls 58% interest in the Company and the $412,500 block of Debt. Mr. Garcia's holdings in

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

     the Offeror are as a joint tenant with rights of survivorship with his wife, Maria Patricia Garcia. Mr. Garcia is also a Director of the Company. No other executives, directors, officers, employees, or consultants of the Offeror or its affiliates, nor any immediate relatives of Mr. or Mrs. Garcia, hold any additional stock or Debt in the Company. Similarly, no other executives, directors, officers, employees, or consultants of the Company or its affiliates hold any additional stock or Debt in the Company.

     Exhibit as set forth in the Offer to Purchase, the Offeror knows of no other contract, transaction, negotiation, or agreement relating to the Offer between the Offeror, its predecessor, any of the Offeror's executive officers or principals, any person controlling the Offeror, or any officer or director of any corporation ultimately in control of the Offeror, and any person with respect to any securities of the Company.

10. CERTAIN EFFECTS OF THE OFFER. The Offeror in no way conditions acquiring Debt upon considering the sale of assets discussed herein, but such acquisition must be a significant factor in being able to effect an asset sale. If the asset sale does not happen, and another course of action is chosen, such as liquidation, holders of Debt may have increased risk with respect to their holding due to several factors, including the Company's substantial negative net equity, the small amount of cash available, and the apparent precedence of the lease obligation. See "Five-year Debt" in
     Item 12 below. The risks associated with these factors may change, however in the face of an asset sale and Debt holders who do not tender pursuant to this Offer could possibly receive more for their Debt than is offered here. Debt holders who tender under this Offer are, or course, free to retain any stock that they may hold, and if an asset sale occurs, and if it is successful, such stock could improve in value. Successful consolidation of the outstanding Debt (i.e., receiving tenders in this Offer) is a key factor in t he Off eror's analysis and decision of the course of action the Offeror will take. Offeror cannot and does not make warranties or representations with respect to which course of action will be taken, and, once taken, the outcome of that course of action. See also Risk Factors, on page 2 of this Offer to Purchase.

11. SOURCE AND AMOUNT OF FUNDS. The total cost to the Offeror of purchasing $196,500 of the Company's Debt pursuant to the Offer will be approximately $9,825 (based on a price of 5% of face value) in addition to professional and administrative expenses, which funds will come only from Prinova's cash on hand, or a Prinova designee other than the Company.

12. CERTAIN INFORMATION ABOUT THE COMPANY. The information in this Section 12, except as Specifically noted, is taken from publicly available information, as filed by the Company with the United States Securities and Exchange Commission ("SEC"). AutoLend Group, Inc.'s offices are located at:

          600 Central Avenue, SW, 3rd Floor
          Albuquerque, NM  87102
          Phone:  (505) 768-1000;  fax:  (505) 768-1111

     STRUCTURE AND SUBSIDIARIES. The Company is a publicly traded Delaware corporation (Over-The-Counter "Pink Sheets", present ticker symbol ALEN, former symbol AUTL), and is in the form of a holding company headquartered in Albuquerque, New Mexico. The Company is currently winding down two of its businesses. The Company primarily operates through its wholly owned subsidiaries They are:

          AutoLend  Corporation,  which  maintains  a  residual  portfolio  of
          ---------------------
          sub-prime consumer used-car loan contracts Purchased from used-car dealers (the "Loans"). AutoLend Corporation ceased purchasing these Loans in December 1995. This portfolio now consists entirely of inactive Loans that have been more than six months in arrears and now written off. The Loans presently provide the Company an irregular net cash flow of approximately $4,000 to $8,000 per month, which amount will likely diminish. A portion of this Loan portfolio is presently "out of state" (i.e., no longer legally enforceable).

OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

     American  Life  Resources  Group,  Inc.,  and  LB NM, Inc., which  maintain
     --------------------------------------         ----------
     portfolios of unmatured life insurance policies purchased from persons with life-threatening illnesses, a business generically referred to as viatical settlements. These subsidiaries generally ceased purchasing Policies in September 1994. The five remaining Policies had an aggregate face value of approximately $366,000 and a net book value of $36,000 on September 30, 2000.

[Note:  The  Company is not affiliated with the website www.autolend.com, nor is
                                                        ----------------
the  Company  affiliated  with  the  Miami-based  business,  AutoLend  IAP].

OVERVIEW OF RECENT ACTIVITIES. For approximately three years, the Company's activities concentrated on concluding its bankruptcy (see below), and attempting to develop a gaming business, which attempt was terminated in June 2000. Additionally, the Company has worked to complete its Registration Statement (as required by the bankruptcy Plan of Reorganization), which was made effective by the SEC in Janurary 2000. Since February 1999, the Company has been working to resolve an investigation by the SEC regarding incidents that occurred prior to September 1997 (see below). The Company until the date of the sale of this portfolio collected amounts due from the residual Loan portfolio and the residual Policy portfolio. Most recently, effective on or about October 12, 2000, there was a complete change in control of the Company (see below).

PAST BANKRUPTCY. As a result of the Company's inability to make repayment on (and subsequent default on) its convertible subordinated debentures due September 19, 1997 (the "Debentures"), the Company filed for voluntary reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Mexico (the "Bankruptcy Court") on September 22, 1997. The Bankruptcy Court confirmed a Plan of Reorganization (the "Plan"), which became effective on March 5, 1999, at which time the Company was no longer classified as a "debtor-in-possession." On January 13, 2000, the Bankruptcy Court entered its final decree, thereby closing the Company's Chapter 11 case.

SEC INVESTIGATION. On February 16, 1999, the Company was notified that it was subject to an investigation by the U.S. Securities and Exchange Commission (the "SEC"). Following this investigation, on June 13, 2000, the Enforcement Staff of the SEC (the "Staff") told the Company that the Staff would recommend a civil injunctive action be brought against the Company, as well as against its former chief executive officer (CEO), for alleged violations of federal securities laws. The Company has stated in its Form 10-Q that it believes that the Staff recommendations are based on activities that took place prior to October 1997. After the change in control, on November 1, 2000 the new Board of Directors, through the Company's new legal counsel, sent correspondence to the SEC seeking a prompt resolution of the matter, with an offer to enter into discussion with the SEC, which has resulted in an Offer of Settlement. The Offer of settlement specifically notes that none of the current officers and directors of the Company was involved with AutoLend Group, Inc. at the time of the conduct subjected to SEC investigation. The Company accepted this offer on 1/8/01 and a Cease and Desist Order requiring the Company not to violate certain sections of the Securities Exchange Act of 1934 and certain securities rules, was filed by the SEC on 4/19/01. See 8-K
                        ---

TERMINATION OF FORMER CEO. Effective September 28, 2000, through an executed agreement between the Company and its then-CEO Nunzio P. DeSantis, Mr. DeSantis resigned as an employee and officer, and is no longer affiliated with, or associated in any manner with, the Company. The agreement provided for, among other things, the settlement of all past, present, and future claims by Mr. DeSantis against the Company. Mr. DeSantis had previously resigned from the Company's Board of Directors, and has held no shares in the Company since March 1999. The agreement further provides that Mr. DeSantis henceforth shall not acquire, possess, or assert, directly or indirectly, any interest of any kind in the Company.

LIQUIDITY / "GOING CONCERN." On March 31, 2000, the Company had net cash of $12,912, and had a Negative net equity (i.e., a deficit) of $575,981, which excludes the financial effect of a remaining lease Obligation due pursuant to the Albuquerque office lease terms, which totaled approximately $241,000 at November 13, 2000. The Offeror believes that, based on the Company's recent published sources of cash Receipts and its past expense trends, that cash on hand as of the date of this Offering is less than at September



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OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

30, 2000, and the net deficit is larger. During the Company's latest fiscal year (ended March 31, 2000), the Company suffered recurring losses from operations that have raised substantial doubt about its ability to Continue. Without either an infusion of capital, and / or the infusion of a positive-cash-flow business, and / or the sale or realization of assets for cash at greater than net book value, the Company has reported (in its Form 10-K as filed approximately March 30, 2001) that it will not be able to meet all its presently outstanding obligations. The Company further reported that it believes that it presently has insufficient cash necessary (even if obligations currently due under the five-year unsecured debt are excluded) to continue operating through the second quarter of 2001. The Company is audited by Meyners + Company LLC, a BDO Seidman LLC Alliance member. The Company is and has been current on all its SEC filings.

LEASE OBLIGATION. The Company assumed a lease in February 1999, which covers its office space at 600 Central Avenue SW in Albuquerque, New Mexico where the Company has had its offices since August 1997. The lease terminates on July 31, 2002, and the lease payments are presently $10,441 per month.

FIVE-YEAR  DEBT.  Emergence  from bankruptcy led to elimination of the Company's
Debenture debt. It also led to new, unsecured, non-interest-bearing debt obligations, aggregating $609,000. The Company incurred this new debt, effective March 5, 1999, pursuant to the terms of the Company's Third Amended Plan of Reorganization in favor of former Debenture holders who elected Option A under the Plan. The Offeror acquired $412,500 of the Debt from a former Debenture holder, effective October 12, 2000, which leaves $196,500 in the possession of other parties.
     The Debt was originally anticipated to be payable in five equal annual payments of $121,800, and the first annual payment was originally scheduled for approximately March 5, 2000. The Company, on advice from the Company's former reorganization counsel, did not make this payment. The
Company's former reorganization counsel advised that, under his interpretation of the terms of the Plan of Reorganization, making such a payment while the Company is in its present financial condition would be inappropriate, and, moreover, that the Company's lease obligation (see above) takes precedence. The Company stated that if the Company were to liquidate, any such Debt repayment, if made, would likely be the subject of an adversary proceeding against the recipients (i.e., the Debt Holders). The Company has given no indication of when or if any such payment, in any amount, might ever be made, or any likelihood of such a payment. The Offeror believes that a single annual payment would require cash in excess of the total cash that the Company has on hand, and that the Company appears to have little or no means in its present structure to obtain any additional cash.

POTENTIAL RIGHTS. According to a Form 8-K filed with the SEC by International Thoroughbred Breeders, Inc. ("ITB") on June 7, 2000, the former El Rancho Hotel property in Las Vegas, Nevada was sold by ITB on May 22, 2000. AutoLend had earlier received certain indirect contingent rights in the event this ITB property sold above a certain threshold amount, under certain conditions. The Company's rights thereunder, if any, may be up to $2.0 million. ITB's Form 10-K, filed approximately October 13, 2000, has stated that " no payments are due as a result of the transaction." The Company is presently investigating its legal options, and what actions may be necessary in order to realize any potential benefit that may be due from this sale. Realization of any rights that may exist with regard to this transaction would likely be costly, and may be beyond the Company's means to attain.

CHANGE IN CONTROL. Effective October 12, 2000, a block of 634,028 shares of the Company's common stock, equal to approximately 58% of the total shares outstanding, changed hands in a private sale between two third parties. The buyer and new majority owner was Prinova Capital Group, LLC, the Offeror. Prinova has no past or present ties or affiliations to any recent or former shareholder, director, or officer of the Company. Effective October 13, 2000, two new Directors were appointed to the Company's Board. They are: Mr. John D. Emery, 53, of Albuquerque, NM; and Mr. Vincent J. Garcia, 50, also of Albuquerque. Mr. Emery was also appointed acting Chairman, acting President, and Secretary of the Company. Mr. Garcia is the Managing Member and, together with his wife Maria Patricia Garcia, is Majority interest-holder in the Offeror. After the appointment of Mr. Emery and Mr. Garcia to the Board, the


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OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

only other Director, Philip Vitale, M.D., tendered his resignation from the Board of Directors, which the Board accepted.

OTHER. The Company has, in the past, accumulated unused operating loss carryforwards and capital loss carryforwards, which would ordinarily provide for certain tax benefits. However, the requirements to utilize such loss carryforwards are strict, and the possibilities for usage are extremely limited. Due to the substantial change in ownership effective October 12, 2000 (see above), these tax benefits have been reduced, if not eliminated.

NOTE. Readers are referred to the public filings of the Company with the United States Securities and Exchange Commission. Information gathered in this section about the Company is primarily excerpted from those filings. The Offeror believes the information stated here about the Company is correct and objective. But the SEC filings are the controlling documents and those should be consulted by Debt holders prior to accepting the Offer.

13. CERTAIN INFORMATION ABOUT THE OFFEROR. Prinova Capital Group, LLC. ("Prinova," or, the "Offeror"), is a New Mexico limited liability company. It holds 58% of the Company's common stock and $412,500 of the Company's Debt. Its office address is:
            600  Central  Ave.,  S.W.,  3rd  Floor
            Albuquerque,  NM  87102
            Phone:  (505)  881-0808;   fax:  (505)  837-9427

Prinova Capital Group, LLC, is an investment and asset management company. Prinova, became a majority shareholder in the Company effective October 12, 2000. Mr. Vincent J. Garcia is the Managing Member of Prinova. Mr. Garcia of Albuquerque, with his wife Maria Patricia Garcia, is also the majority interest-holder of Prinova. Mr. Garcia became an outside Director of the Company on October 13, 2000. Mr. Garcia's business address and telephone number is the same as Prinova's.

14. ADDITIONAL INFORMATION. The Offeror has filed a statement on Schedule TO with the U.S. Securities and Exchange Commission (the "SEC") which includes certain additional information relating to the Offer. Such information is available on the EDGAR Database on the SEC's Internet site (www.sec.gov),
                                                                   -----------
     and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC,
     ------------------
    Washington,  DC  20549-0102.

15. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. Debt holders should consult their own tax advisers regarding any tax consequences of a sale of Debt pursuant to the Offer, as well as the effects of state, local and foreign tax laws.

16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS. The Offeror reserves the right, to extend the period of time during which the Offer is pending by making a public announcement thereof. During any such extension, all Debt previously tendered and not purchased or withdrawn will remain subject to the Offer. The Offeror also reserves the right, at any time and from time to time, up to and including the Expiration Date, to (a) terminate the Offer and not to purchase or pay for any Debt or, subject to applicable law, postpone payment for Debt upon the occurrence of any of the conditions specified in Section 6, and (b) amend the Offer in any respect by making a public announcement thereof. Such public announcement will be issued no later than 9:00 A.M. mountain daylight savings time on the next business day after the previously scheduled Expiration Date, and will disclose the approximate amount of Debt tendered as of that date. Without limiting the manner in which the Offeror may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law


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
OFFER TO PURCHASE           MADE BY PRINOVA        WITH RESPECT TO AUTOLEND DEBT
--------------------------------------------------------------------------------

     (including Rule 13e-4(e)(2)), the Offeror shall have no obligation to publish, advertise or otherwise communicate any such public announcement.

     If the Offeror materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Securities Exchange Act of 1934. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Offeror increases or decreases the price to be paid for Debt, or the Offeror decreases the amount of Debt being sought, and
     (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended at least until the expiration of such period of ten business days.

17. MISCELLANEOUS. The Offer is not being made to, nor will the Offeror accept tenders from, owners of Debt in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws or "blue sky" laws of such jurisdiction. The Offeror is not aware of any jurisdiction in which the making of the Offer or the tender of Debt would not be in compliance with the laws of such jurisdiction. However, the Offeror reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Offeror makes a good-faith effort to comply with any state law deemed applicable to the Offer, the Offeror believes that the execution of holders residing in such jurisdiction is Permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

ATTACHMENTS.   Attached  are  the  following  documents:

     Latest Company Financial Statements - as of September 30, 2000 . . . 11 Audited Company Financial Statements - as of March 31, 2000 . . . 29
     Form  8-K  - filed by the Company October 19, 2000. . . . . . . . . . .  87
     Schedule  13D  -  filed  by  the  Offeror  October  31,  2000 . . . . .  90
     Affirmation  of  Debt  -  executed by the Company October 2, 2000
     Revised  commercial  office  Lease,  dated  November  19,  2000


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